SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

Three-year period ending December 31, 2004.

FORM U-12(I)-B (THREE-YEAR STATEMENT)

Statement Pursuant to Section 12(i) of the Public Utility Holding Company Act of 1935, as Amended ("PUHCA"), and Rule 71 thereunder by a Person Regularly Employed or Retained by a Registered Holding Company or a Subsidiary Thereof and Whose Employment Contemplates only Routine Expenses as Specified in Rule 71(b)


1.  Name and business address of person filing statement.

     Heller Ehrman White & McAuliffe, LLP ("HEWM"), 1666 K Street, Suite 300, Washington, D.C. 20006-1228 and 701 Fifth Avenue, Suite 6100, Seattle, WA 98104. HEWM has additional offices that may provide services to Great Plains Energy Inc., Kansas City Power & Light Co., or its subsidiaries covered by Section 12(i) of the Public Utility Holding Company Act of 1935.


2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph
(b) of Rule 71.

     Stan Berman, Paul Mohler, Hyun Kim, and other attorneys at HEWM


3. Registered holding company and subsidiary companies by which the undersigned is regularly employed or retained.

         Great Plains Energy Inc. and
         Kansas City Power & Light Co.


4. Position or relationship in which the undersigned is employed or retained by Exelon Corporation or its subsidiary companies, and brief description of nature of services to be rendered in that capacity.

     Attorneys;   provide  legal  counsel  and   representation   in  regulatory
proceedings before the Federal Energy Regulatory Commission.


5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3.

         Salary or other compensation:

                                to be              Person or company from
Name of         received        received           whom received or
recipient         (a)             (b)              to be received
-----------     --------        ---------------    ----------------------------


HEWM                            See 5(b) below     Great Plain Energy Inc. and
                                                   Kansas City Power & Light Co.


(b) Basis for compensation if other than salary.

     hourly fees and disbursements


6. (to be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or other person in item 2, above, during the calendar year in connection with activities described in item 4, above, and the source or sources of reimbursement for same.

        (a)     Total amount of routine expenses charged to client:
        (b)     Itemized list of all other expenses:



July 1, 2002                         /s/ Stan Berman
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Date                                     Stan Berman